                                                                                ---------------------------------
                                                                                   OMB APPROVAL

                                                                                ---------------------------------
                                  UNITED STATES                                   OMB Number:  3235-0145
                       SECURITIES AND EXCHANGE COMMISSION                         Expires:  October 31, 1997
                             WASHINGTON, D.C. 20549                               Estimated average burden
                                                                                  hours per response....14.90
                                                                                ---------------------------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
                               (AMENDMENT NO. 1)*


                                  CHATCOM INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                      Common Stock, no par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    161723101
--------------------------------------------------------------------------------
                                 (CUSIP Number)


           Sandra L. Mallenbaum, Esq., c/o Anderson Kill & Olick, P.C.
      1251 Avenue of the Americas, New York, New York 10020 (212) 278-1000
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                  June 6, 1997
--------------------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)(1)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 15 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------
(1) This filing incorporates all information relevant to reportable events effected by the Reporting Persons, who may be deemed a group for purposes of Section 13(d) (the "Group"), with respect to the referenced class of securities, from June 6, 1997 up to and including September 24, 1997.

                                  SCHEDULE 13D

--------------------------------------                              --------------------------------------
CUSIP NO. 161723101                                                    PAGE 2 OF 15 PAGES
--------------------------------------                              --------------------------------------

----------------------------------------------------------------------------------------------------------
   1       NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                Ernest P. Werlin
----------------------------------------------------------------------------------------------------------
   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                       (a) [ ]
                                                                                                   (b) [X]

----------------------------------------------------------------------------------------------------------
   3       SEC USE ONLY

----------------------------------------------------------------------------------------------------------
   4       SOURCE OF FUNDS*

                                                            PF
----------------------------------------------------------------------------------------------------------
   5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)     [ ]

                                                      Not applicable
----------------------------------------------------------------------------------------------------------
   6       CITIZENSHIP OR PLACE OR ORGANIZATION

                                                       U.S. Citizen
----------------------------------------------------------------------------------------------------------
                          7      SOLE VOTING POWER
  NUMBER OF                                                               25,000
   SHARES            --------------------------------------------------------------------------------------
BENEFICIALLY              8      SHARED VOTING POWER
  OWNED BY
    EACH                                                               3,133,932(1)
 REPORTING          --------------------------------------------------------------------------------------
   PERSON                 9      SOLE DISPOSITIVE POWER
    WITH
                                                                          25,000
                    --------------------------------------------------------------------------------------
                         10      SHARED DISPOSITIVE POWER

                                                                       3,133,932(1)
----------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                           25,000
----------------------------------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                      [X]

----------------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                            0.25
----------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

                                                            IN
----------------------------------------------------------------------------------------------------------

--------

(1) Ernest P. Werlin disclaims beneficial ownership of all shares of Common Stock, all shares of Restricted Common Stock, all 10% convertible preferred stock (the "10% CPS"), all 9.5% convertible notes (the "9.5% Notes" or the "Notes"), and all Warrants owned by other persons, as well as all shares of Common Stock into which the Notes and the 10% CPS could be converted, and all shares of Common Stock which the Warrants could be used to purchase.

                                  SCHEDULE 13D

--------------------------------------                              --------------------------------------
CUSIP NO. 161723101                                                    PAGE 3 OF 15 PAGES
--------------------------------------                              --------------------------------------

----------------------------------------------------------------------------------------------------------
   1       NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                      Andrew M. Brown
----------------------------------------------------------------------------------------------------------
   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                       (a) [ ]
           This Amendment No. 1 is being filed to reflect, among other things, the fact that as    (b) [ ]
           of June 6, 1997, Andrew M. Brown may not be deemed to be a member of the group making this filing with respect to, or for purposes of, Section 13 or for any other purpose.
----------------------------------------------------------------------------------------------------------
   3       SEC USE ONLY

----------------------------------------------------------------------------------------------------------
   4       SOURCE OF FUNDS*

                                                      Not Applicable
----------------------------------------------------------------------------------------------------------
   5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]  [ ]

                                                      Not Applicable
----------------------------------------------------------------------------------------------------------
   6       CITIZENSHIP OR PLACE OF ORGANIZATION

                                                       U.S. Citizen
----------------------------------------------------------------------------------------------------------
                          7      SOLE VOTING POWER
  NUMBER OF                                                  ---
   SHARES           --------------------------------------------------------------------------------------
BENEFICIALLY
  OWNED BY                8      SHARED VOTING POWER
    EACH                                                     ---
 REPORTING          --------------------------------------------------------------------------------------
   PERSON                 9      SOLE DISPOSITIVE POWER
    WITH                                                     ---
                    --------------------------------------------------------------------------------------
                         10      SHARED DISPOSITIVE POWER
                                                             ---
----------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                             ---
----------------------------------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                      [ ]

----------------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                             ---
----------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

                                                            IN
----------------------------------------------------------------------------------------------------------

                                                SCHEDULE 13D

--------------------------------------                              --------------------------------------
CUSIP NO. 161723101                                                    PAGE 4 OF 15 PAGES
--------------------------------------                              --------------------------------------

----------------------------------------------------------------------------------------------------------
   1       NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                      Peter J. Powers

----------------------------------------------------------------------------------------------------------
   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                       (a) [ ]
                                                                                                   (b) [X]

----------------------------------------------------------------------------------------------------------
   3       SEC USE ONLY

----------------------------------------------------------------------------------------------------------
   4       SOURCE OF FUNDS*

                                                            PF
----------------------------------------------------------------------------------------------------------
   5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)     [ ]

                                                      Not applicable

----------------------------------------------------------------------------------------------------------
   6       CITIZENSHIP OR PLACE OR ORGANIZATION

                                                       U.S. Citizen

----------------------------------------------------------------------------------------------------------
                          7      SOLE VOTING POWER
    NUMBER OF
     SHARES                                                                3,000
  BENEFICIALLY      --------------------------------------------------------------------------------------
    OWNED BY              8      SHARED VOTING POWER
      EACH
   REPORTING                                                           3,133,932(1)
     PERSON         --------------------------------------------------------------------------------------
      WITH                9      SOLE DISPOSITIVE POWER

                                                                           3,000
                    --------------------------------------------------------------------------------------
                         10      SHARED DISPOSITIVE POWER

                                                                       3,133,932(1)
----------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                           3,000
----------------------------------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                      [ ]

----------------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                            0.03
----------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

                                                            IN
----------------------------------------------------------------------------------------------------------

--------
(1) Peter J. Powers disclaims beneficial ownership of all shares of Common Stock, all shares of Restricted Common Stock, all 10% CPS, all 9.5% Notes, and all Warrants owned by other persons, as well as all shares of Common Stock into which the Notes and the 10% CPS could be converted, and all shares of Common Stock which the Warrants could be used to purchase.

                                  SCHEDULE 13D

--------------------------------------                              --------------------------------------
CUSIP NO. 161723101                                                    PAGE 5 OF 15 PAGES
--------------------------------------                              --------------------------------------

----------------------------------------------------------------------------------------------------------
   1       NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                 The High View Fund, L.P.
----------------------------------------------------------------------------------------------------------
   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                      (a) [ ]
                                                                                                  (b) [X]

----------------------------------------------------------------------------------------------------------
   3       SEC USE ONLY

----------------------------------------------------------------------------------------------------------
   4       SOURCE OF FUNDS*

                                                            WC
----------------------------------------------------------------------------------------------------------
   5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)    [ ]

                                                      Not applicable

----------------------------------------------------------------------------------------------------------
   6       CITIZENSHIP OR PLACE OR ORGANIZATION

                                                         Delaware

----------------------------------------------------------------------------------------------------------
                          7      SOLE VOTING POWER
  NUMBER OF
   SHARES                                                              1,566,966
BENEFICIALLY        --------------------------------------------------------------------------------------
  OWNED BY               8      SHARED VOTING POWER
    EACH
 REPORTING
   PERSON                                                                ---
    WITH            --------------------------------------------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                                                       1,566,966
                    --------------------------------------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                                                         ---
----------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                         1,566,966
----------------------------------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                    [ ]

----------------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                            13.75
----------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

                                                            PN
----------------------------------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------------                              --------------------------------------
CUSIP NO. 161723101                                                    PAGE 6 OF 15 PAGES
--------------------------------------                              --------------------------------------

----------------------------------------------------------------------------------------------------------
   1       NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                               High View Capital Corporation
----------------------------------------------------------------------------------------------------------
   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                      (a) [ ]
                                                                                                  (b) [X]

----------------------------------------------------------------------------------------------------------
   3       SEC USE ONLY

----------------------------------------------------------------------------------------------------------
   4       SOURCE OF FUNDS*

                                                      Not applicable
----------------------------------------------------------------------------------------------------------
   5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)    [ ]

                                                      Not applicable
----------------------------------------------------------------------------------------------------------
   6       CITIZENSHIP OR PLACE OR ORGANIZATION

                                                         Delaware
----------------------------------------------------------------------------------------------------------
                          7      SOLE VOTING POWER
  NUMBER OF
   SHARES                                                               ---
BENEFICIALLY        --------------------------------------------------------------------------------------
  OWNED BY
    EACH                  8      SHARED VOTING POWER
 REPORTING
   PERSON                                                              1,566,966(1)
    WITH            --------------------------------------------------------------------------------------
                          9      SOLE DISPOSITIVE POWER

                                                                        ---
                    --------------------------------------------------------------------------------------
                         10      SHARED DISPOSITIVE POWER

                                                                       1,566,966(1)
----------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                        ---
----------------------------------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                     [X]

----------------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                        ---
----------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

                                                                        CO
----------------------------------------------------------------------------------------------------------

--------

(1) High View Capital Corporation disclaims beneficial ownership of all shares of Common Stock, all shares of Restricted Common Stock, all 10% CPS, all 9.5% Notes, and all Warrants owned by other persons, as well as all shares of Common Stock into which the Notes and the 10% CPS could be converted, and all shares of Common Stock which the Warrants could be used to purchase.

                                  SCHEDULE 13D

--------------------------------------                              --------------------------------------
CUSIP NO. 161723101                                                    PAGE 7 OF 15 PAGES
--------------------------------------                              --------------------------------------

----------------------------------------------------------------------------------------------------------
   1       NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                    The High View Fund
----------------------------------------------------------------------------------------------------------
   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                      (a) [ ]
                                                                                                  (b) [X]

----------------------------------------------------------------------------------------------------------
   3       SEC USE ONLY

----------------------------------------------------------------------------------------------------------
   4       SOURCE OF FUNDS*

                                                            WC
----------------------------------------------------------------------------------------------------------
   5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)    [ ]

                                                      Not applicable
----------------------------------------------------------------------------------------------------------
   6       CITIZENSHIP OR PLACE OR ORGANIZATION

                                                    The Cayman Islands
----------------------------------------------------------------------------------------------------------
                          7      SOLE VOTING POWER
  NUMBER OF
   SHARES                                                              1,566,966
BENEFICIALLY        --------------------------------------------------------------------------------------
  OWNED BY
    EACH                  8      SHARED VOTING POWER
 REPORTING
   PERSON                                                                 ---
    WITH            --------------------------------------------------------------------------------------
                          9      SOLE DISPOSITIVE POWER

                                                                       1,566,966
                    --------------------------------------------------------------------------------------
                         10      SHARED DISPOSITIVE POWER

                                                                          ---
----------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                         1,566,966

----------------------------------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                      [ ]

----------------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                             13.75
----------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

                                                                OO
----------------------------------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------------                              --------------------------------------
CUSIP NO. 161723101                                                    PAGE 8 OF 15 PAGES
--------------------------------------                              --------------------------------------

----------------------------------------------------------------------------------------------------------
   1       NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                          High View Asset Management Corporation
----------------------------------------------------------------------------------------------------------
   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                      (a) [ ]
                                                                                                  (b) [X]

----------------------------------------------------------------------------------------------------------
   3       SEC USE ONLY

----------------------------------------------------------------------------------------------------------
   4       SOURCE OF FUNDS*

                                                      Not applicable
----------------------------------------------------------------------------------------------------------
   5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)    [ ]

                                                      Not applicable
----------------------------------------------------------------------------------------------------------
   6       CITIZENSHIP OR PLACE OR ORGANIZATION

                                                         Delaware
----------------------------------------------------------------------------------------------------------
                          7      SOLE VOTING POWER
  NUMBER OF
   SHARES                                                                 ---
BENEFICIALLY        --------------------------------------------------------------------------------------
  OWNED BY                8      SHARED VOTING POWER
    EACH
 REPORTING                                                             1,566,966(1)
   PERSON           --------------------------------------------------------------------------------------
    WITH                  9      SOLE DISPOSITIVE POWER

                                                                          ---
                    --------------------------------------------------------------------------------------
                         10      SHARED DISPOSITIVE POWER

                                                                       1,566,966(1)
----------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                          ---
----------------------------------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                      [X]


----------------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                          ---
----------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

                                                                          CO
----------------------------------------------------------------------------------------------------------

--------
(1) High View Asset Management Corporation disclaims beneficial ownership of all shares of Common Stock, all shares of Restricted Common Stock, all 10% CPS, all 9.5% Notes, and all Warrants owned by other persons, as well as all shares of Common Stock into which the Notes and the 10% CPS could be converted and which the Warrants could be used to purchase.

                                                              Page 9 of 15 Pages

                                  CHATCOM INC.
                              (CUSIP NO. 161723101)

        This Amendment No. 1 on Schedule 13D ("Amendment No. 1") relates to the Statement on Schedule 13D filed on December 30, 1997 (the "Original Schedule 13D"). This Amendment No. 1 is being filed to reflect, among other things, the fact that as of June 6, 1997, Andrew M. Brown may not be deemed to be a member of the group of reporting persons consisting of The High View Fund, L.P., High View Capital Corporation, The High View Fund, High View Asset Management Corporation, Ernest P. Werlin, Peter J. Powers and Andrew M. Brown (the "Group" or the "Reporting Persons") which filed the Original Schedule 13D and each member of which disclaims beneficial ownership of shares of Common Stock, shares of Restricted Common Stock, shares of 10% Convertible Preferred Stock, 9.5% Notes, Warrants, shares of Common Stock into which the Notes and the 10% Convertible Preferred Stock can be converted, and shares of Common Stock which the Warrants may be used to purchase held by other persons and disclaims membership in a group. Any capitalized term used herein and not otherwise defined shall be given the meaning ascribed to it in the Original Schedule 13D.

ITEM 1.   SECURITY AND ISSUER.

Item 1 of the Original Schedule 13D is amended by replacing sub-parts (c) and
(d) therein with the following:

               (c) 10% convertible preferred stock (the "10% CPS") issued by the Company, which can be converted into shares of Common Stock, (d) 9.5% convertible notes (the "9.5% Notes" or the "Notes") issued by the Company, which can be converted into shares of Common Stock, and

ITEM 2.   IDENTITY AND BACKGROUND.

               (a) - (f)

Item 2 of the Original Schedule 13D is amended by replacing the second paragraph of sub-part (II) with the following:

               The sole stockholder of voting stock of HVCC is Ernest P. Werlin. Mr. Werlin is a director, President and Treasurer of HVCC. Peter J. Powers is a director, Senior Vice President and Secretary of HVCC.

Item 2 of the Original Schedule 13D is amended further by replacing the second paragraph of sub-part (IV) with the following:

               The sole stockholder of voting stock and the sole director of HVAM is Mr. Werlin. Mr. Werlin is President of HVAM. Peter J. Powers is Secretary, Treasurer and Vice President of HVAM.

Item 2 of the Original Schedule 13D is amended further by replacing sub-part
(VI) with the following paragraph:

        (VI) This statement also is being filed on behalf of Mr. Brown to reflect the fact that as of June 6, 1997, Mr. Brown ceased to be an officer of and ceased to be associated with each of HVCC and HVAM, and Mr. Brown may no longer be deemed to be a part of the Group which filed the Original Schedule 13D. Mr. Brown is a United States citizen whose present principal occupation is as an independent consultant. His address is c/o Counterpoint Capital, 1301 Avenue of the Americas, Floor 40, New York, New York 10019-6076.

Item 2 of the Original Schedule 13D is amended further by replacing sub-part
(VII) with the following paragraph:

        (VII) This statement also is being filed on behalf of Mr. Powers. Mr. Powers's present principal occupation is as a director, Senior Vice President and Secretary of HVCC and as Secretary, Treasurer and Vice President of HVAM. Mr. Powers is a United States citizen whose business address is c/o HVCC, 805 Third Avenue, Floor 17, New York, New York 10022.

Item 2 of the Original Schedule 13D is amended further by replacing the second through the seventh paragraphs on Page 10 with the following:

               Each of the Delaware Fund and the Cayman Fund is making this filing because, in addition to having acquired (a) shares of Common Stock of the Company, (b) shares of Restricted Common Stock of the Company, (c) 10% CPS which could be converted into shares of Common Stock of the Company, (d) 9.5% Notes which could be converted into shares of Common Stock of the Company, and (e) Warrants which could be used to purchase shares of Common Stock of the Company for which each of the Delaware Fund and the Cayman Fund has sole voting power, each of them, as reported in this Amendment No. 1, has disposed of shares of Common Stock of the Issuer for which each has sole voting power.

                                                             Page 10 of 15 Pages

               Mr. Werlin is making this filing because he has disposed of shares of Common Stock of the Issuer for which he has sole voting power. In addition, each of Ernest P. Werlin and Peter J. Powers is making this filing because, due to the relationships described above, each of Mr. Werlin and Mr. Powers could be deemed to have beneficial ownership for purposes of Section 13(d) of the Securities Exchange Act of 1934 (the "Act") of any (a) shares of Common Stock, (b) shares of Restricted Common Stock (c) 10% CPS and the shares of Common Stock into which they could be converted, (d) 9.5% Notes and the shares of Common Stock into which they could be converted, and (e) Warrants and the shares of Common Stock which they could be used to purchase which are held by each of the Delaware Fund and the Cayman Fund. Each of Mr. Werlin and Mr. Powers disclaims beneficial ownership of all shares of Common Stock held by other persons, all shares of Restricted Common Stock held by other persons, all 10% CPS held by other persons, all 9.5% Notes held by other persons, all Warrants held by other persons, and all shares of Common Stock into which the Notes and the 10% CPS may be converted or which the Warrants may be used to purchase.

               Mr. Brown is making this filing to reflect the fact that as of June 6, 1997, Mr. Brown ceased to be associated in any capacity with the Delaware Fund, the Cayman Fund, HVCC and HVAM, and he may not be deemed to have beneficial ownership for purposes of Section 13 or any other purpose of the shares of Common Stock, the shares of Restricted Common Stock, the 10% CPS, the 9.5% Notes, the Warrants, the shares of Common Stock into which the Notes and the 10% CPS may be converted or the shares of Common Stock that the Warrants may be used to purchase held by any of the Reporting Persons.

               HVCC is making this filing because, due to the relationship between HVCC and the Delaware Fund, as described above, HVCC could be deemed to have beneficial ownership for purposes of Section 13(d) of the Act of (a) the shares of Common Stock, (b) the shares of Restricted Common Stock, (c) the 10% CPS and the shares of Common Stock into which they could be converted, (d) the 9.5% Notes and the shares of Common Stock into which they could be converted, and (e) the Warrants and the shares of Common Stock which they could be used to purchase which are held by the Delaware Fund. HVCC disclaims beneficial ownership of all shares of Common Stock held by other persons, all shares of Restricted Common Stock held by other persons, all 10% CPS held by other persons, all 9.5% Notes held by other persons, all Warrants held by other persons, and all shares of Common Stock into which the Notes and the 10% CPS may be converted or which the Warrants may be used to purchase.

               HVAM is making this filing because, due to its relationship to the Cayman Fund, as described above, HVAM could be deemed to have beneficial ownership for purposes of Section 13(d) of the Act of (a) the shares of Common Stock, (b) the shares of Restricted Common Stock, (c) the 10% CPS and the shares of Common Stock into which they could be converted, (d) the 9.5% Notes and the shares of Common Stock into which they could be converted, and (e) the Warrants and the shares of Common Stock which they could be used to purchase which are held by the Cayman Fund. HVAM disclaims beneficial ownership of all shares of Common Stock held by other persons, all shares of Restricted Common Stock held by other persons, all 10% CPS held by other persons, all 9.5% Notes held by other persons, all Warrants held by other persons, and all shares of Common Stock into which the Notes and the 10% CPS may be converted or which the Warrants may be used to purchase.

               The Delaware Fund, HVCC, the Cayman Fund, HVAM, Mr. Werlin, Mr. Powers and Mr. Brown are making this group filing because up through June 5, 1997, such persons may have been deemed to constitute a "group" for purposes of
Section 13(d)(3) of the Act due to the relationships between and among the Reporting Persons as described in Item 2 in the Original Schedule 13D and as amended herein. Each of such persons disclaims beneficial ownership of shares of Common Stock held by other persons, shares of Restricted Common Stock held by other persons, 10% CPS held by other persons and the shares of Common Stock into which such 10% CPS could be converted, 9.5% Notes held by other persons and the shares of Common Stock into which such 9.5% Notes could be converted, and Warrants held by other persons and the shares of Common Stock which such Warrants could be used to purchase and disclaims membership in a group. Further, this filing is being made to reflect, among other things, the fact that as of June 6, 1997, Mr. Brown is no longer associated or affiliated in any way with any of the Delaware Fund, HVCC, the Cayman Fund, HVAM, Mr. Werlin, or Mr. Powers and that, as of June 6, 1997, Mr. Brown may not be deemed to be a member of the group of Reporting Persons making this filing or to have beneficial ownership of the shares of Common Stock, the shares of Restricted Common Stock, the 10% CPS and the shares of Common Stock into which such 10% CPS could be converted, the 9.5% Notes and the shares of Common Stock into which such 9.5% Notes could be converted, and the Warrants and the shares of Common Stock which such Warrants could be used to purchase held by any of the Reporting Persons for purposes of
Section 13 or any other purpose.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Original Schedule 13D is amended by replacing the first paragraph therein with the following two paragraphs:

               In open market transactions, the Delaware Fund acquired: 52,500 shares of Common Stock on September 9, 1996 for $2.5625 per share; 22,500 shares of Common Stock on September 10, 1996 for $2.9375 per share; 37,500 shares

                                                             Page 11 of 15 Pages

of Common Stock on September 11, 1996 for $2.6875 per share; 50,000 shares of Common Stock on September 26, 1996 for $2.54 per share; 2,500 shares of Common Stock on February 20, 1997 for $3.1875 per share; and 50,000 shares of Common Stock on May 15, 1997 for $1.6875 per share. In toto, these 215,000 shares of Common Stock were acquired for a total purchase price of $520,750. The Delaware Fund sold 57,500 shares of Common Stock in an open market transaction on October 28, 1996 for $2.5434 per share and 15,000 shares of Common Stock in an open market transaction on October 29, 1996 for $2.5625 per share. In toto, these 72,500 shares of Common Stock were sold for a total price of $184,683. In a private transaction on December 13, 1996, the Delaware Fund acquired 1,248 shares of 10% CPS convertible to up to 832,000 shares of Common Stock(2) for $1,248,000 and Warrants to purchase 200,000 shares of Common Stock for $2,000. In private transactions on May 7 and May 23, 1997, the Delaware Fund acquired 175 9.5% Notes convertible to up to 500,000 shares of Common Stock(3) for a total purchase price of $175,000. On May 28, 1997, the Delaware Fund acquired 34,966 shares of Restricted Common Stock from the Issuer as a dividend on the 10% CPS. The $1,945,750 used by the Delaware Fund to purchase the shares of Common Stock, the 10% CPS, the 9.5% Notes, and the Warrants was obtained from the working capital of the Delaware Fund.

               As discussed further in Item 5 below, in open market transactions on August 14, August 15 and August 22, 1997 the Delaware Fund sold 142,500 shares of Common Stock for a total price of $178,125.

Item 3 of the Original Schedule 13D is amended further by replacing the second paragraph therein with the following two paragraphs:

               In open market transactions, the Cayman Fund acquired: 52,500 shares of Common Stock on September 9, 1996 for $2.5625 per share; 22,500 shares of Common Stock on September 10, 1996 for $2.9375 per share; 37,500 shares of Common Stock on September 11, 1996 for $2.6875 per share; 50,000 shares of Common Stock on September 29, 1996 for $2.54 per share; and 2,500 shares of Common stock on February 20, 1997 for $3.1875 per share. In toto, these 165,000 shares of Common Stock were acquired for a total purchase price of $436,375. The Cayman Fund sold 57,500 shares of Common Stock in an open market transaction on October 28, 1996 for $2.5434 per share, 15,000 shares of Common Stock in an open market transaction on October 29, 1996 for $2.5625 per share, and 50,000 shares of Common Stock in an open market transaction on May 15, 1997 for $1.6875 per share. In toto, these 122,500 shares of Common Stock were sold for a total price of $269,058. In a private transaction on December 13, 1996, the Cayman Fund acquired 1,248 shares of 10% CPS convertible to up to 832,000 shares of Common Stock for $1,248,000 and Warrants to purchase 200,000 shares of Common Stock for $2,000. In private transactions on May 7 and May 23, 1997, the Cayman Fund acquired 175 9.5% Notes convertible to up to 500,000 shares of Common Stock for a total purchase price of $175,000. On May 28, 1997, the Cayman Fund acquired 34,966 shares of Restricted Common Stock from the Issuer as a dividend on the 10% CPS. The $1,861,375 used by the Cayman Fund to purchase the shares of Common Stock, the 10% CPS, the 9.5% Notes, and the Warrants was obtained from the working capital of the Cayman Fund.

--------

(2) According to the terms of the 10% CPS, the Conversion Price at the time of the conversion will be equal to the average closing bid price for the ten
     (10) consecutive trading days immediately preceding the conversion date, subject to anti-dilution adjustments. Through November 15, 1997, the Company shall have the right to convert the 10% CPS into Common Stock. From November 16, 1997 forward, the owner of the 10% CPS shall have the right to convert the 10% CPS into Common Stock. In no event shall the Conversion Price be less than $1.50 per share or greater than $4.50 per share. For the purpose of this filing, the Reporting Persons are assuming a conversion price of $1.50/share for the total amount of the 10% CPS. This is the number based upon which figures reflecting conversion of the 10% CPS have been calculated throughout this Amendment No. 1.

(3) According to the 9.5% Convertible Subordinated Note, the Conversion Price at the time of the conversion will be equal to the greater of (x) $0.35 (the "Floor Price"), which Floor Price shall be subject to further adjustment (which adjustment/s would be made in case/s of Issuer (i) paying a stock dividend or making a distribution in shares of its capital stock;
     (ii) subdividing its outstanding shares of Common Stock; (iii) combining its outstanding shares of Common Stock into a smaller number of such shares; or (iv) issuing by reclassification of its shares of Common Stock, any share of capital stock) or (y) 75% of the "Market Price" (defined on any date as the average "Stock Price" for the ten (10) consecutive trading days immediately preceding such date) in effect on the Conversion Date, provided however, that in no event will the Conversion Price exceed $0.95 per share. For the purpose of this filing, the Reporting Persons are assuming a conversion price of $0.35/share for the total principal amount of the 9.5% Notes. This is the number based upon which figures reflecting conversion of the 9.5% Notes have been calculated throughout this Amendment No. 1.

                                                             Page 12 of 15 Pages

As discussed further in Item 5 below, in open market transactions on August 14, August 15, and August 22, 1997, the Cayman Fund sold 42,500 shares of Common Stock for a total price of $53,125.

Item 3 of the Original Schedule 13D is amended further by replacing the third paragraph therein with the following two paragraphs:

               In an open market transaction on September 9, 1996, Mr. Werlin acquired 35,000 shares of Common Stock for $2.5625 per share. In an open market transaction on September 10, 1996, Mr. Werlin acquired 15,000 shares of Common Stock for $2.9375 per share. In an open market transaction on February 7, 1997, Mr. Werlin acquired 20,000 shares of Common Stock for $3.48 per share. In toto, these 70,000 shares of Common Stock were acquired for a total purchase price of $203,350, which amount was obtained from Mr. Werlin's personal funds.

               As discussed further in Item 5 below, in open market transactions on August 25 and August 26, 1997, Mr. Werlin sold 45,000 shares of Common Stock for a total price of $54,690.

ITEM 4.   PURPOSE OF TRANSACTION.

Item 4 of the Original Schedule 13D is amended by replacing it with the following:

               Each of the Delaware Fund, the Cayman Fund, Mr. Werlin and Mr. Powers holds its or his respective shares of Common Stock, Restricted Common Stock, 10% CPS, 9.5% Notes, and Warrants, as applicable, to which this statement on Schedule 13D relates for purposes of investment. At present, neither the Delaware Fund, the Cayman Fund, Mr. Werlin, nor Mr. Powers has any plans to purchase additional shares of Common Stock, 10% CPS, 9.5% Notes or Warrants or to transfer shares of Common Stock, shares of Restricted Common Stock, 10% CPS, 9.5% Notes or Warrants. Except as disclosed in this Item 4, neither the Delaware Fund, the Cayman Fund, Mr. Werlin nor Mr. Powers has current plans or proposals which relate to or would result in any of the events described in Items (a) through (j) of the instructions to Item 4 of Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Original Schedule 13D is amended by replacing parts (a) and
(b) therein with the following:

               (a) - (b)

        (I) The Delaware Fund beneficially holds 34,966 shares of Restricted Common Stock, 10% CPS convertible to up to 832,000 shares of Common Stock, 9.5% Notes convertible to up to 500,000 shares of Common Stock, and Warrants that can be used to purchase 200,000 shares of Common Stock for an aggregate beneficial ownership of up to 1,566,966 shares of Common Stock, which amount constitutes 13.75% of the outstanding shares of Common Stock.

        (II) For purposes of Rule 13(d) under the Act, because HVCC is the sole general partner of the Delaware Fund, and because it could be deemed to share voting and dispositive power with the Delaware Fund over the shares of Restricted Common Stock, the 10% CPS, the 9.5% Notes, and the Warrants held by the Delaware Fund, HVCC may be deemed to be the beneficial owner of the 34,966 shares of Restricted Common Stock held by the Delaware Fund and the (i) 10% CPS,
(ii) 9.5% Notes and (iii) Warrants held by the Delaware Fund, which could be converted into and/or used to purchase up to 1,532,000 shares of Common Stock. Therefore, HVCC may be deemed to be the aggregate beneficial owner of up to 1,566,966 shares of Common Stock, which amount constitutes 13.75% of the outstanding shares of Common Stock. HVCC disclaims beneficial ownership of all shares of Common Stock, all shares of Restricted Common Stock, all 10% CPS, all 9.5% Notes and all Warrants held by other persons, as well as all shares of Common Stock into which the Notes and the 10% CPS could be converted and all shares of Common Stock which the Warrants could be used to purchase.

        (III) The Cayman Fund beneficially holds 34,966 shares of Restricted Common Stock, 10% CPS convertible to up to 832,000 shares of Common Stock, 9.5% Notes convertible to up to 500,000 shares of Common Stock, and Warrants that can be used to purchase 200,000 shares of Common Stock for an aggregate beneficial ownership of up to 1,566,966 shares of Common Stock, which amount constitutes 13.75% of the outstanding shares of Common Stock.

        (IV) For purposes of Rule 13(d) under the Act, because HVAM is investment manager to the Cayman Fund, and because it could be deemed to share voting and dispositive power with the Cayman Fund over the shares of Restricted Common Stock, the 10% CPS, the 9.5% Notes, and the Warrants held by the Cayman Fund, HVAM may be deemed to be the beneficial owner of the 34,966 shares of Restricted Common Stock held by the Cayman Fund and the (i) 10% CPS, (ii) 9.5% Notes and (iii) Warrants held by the Cayman Fund, which could be converted into and/or used to purchase up to 1,532,000 shares of Common Stock. Therefore, HVAM may be deemed to be the aggregate beneficial owner of up to 1,566,966 shares of Common Stock, which amount constitutes 13.75% of the outstanding shares of Common Stock. HVAM disclaims beneficial ownership

                                                             Page 13 of 15 Pages

of all shares of Common Stock, all shares of Restricted Common Stock, all 10% CPS, all 9.5% Notes and all Warrants held by other persons, as well as all shares of Common Stock into which the Notes and the 10% CPS could be converted and all shares of Common Stock which the Warrants could be used to purchase.

        (V) Peter J. Powers beneficially holds 3,000 shares of Common Stock, which amount constitutes 0.03% of the outstanding shares of Common Stock. Mr. Powers is also a director, Senior Vice President and Secretary of HVCC. Because Mr. Powers is an officer and a director of the general partner of the Delaware Fund, and because he could be deemed to share with HVCC and the other director and officer of HVCC voting and dispositive power over the shares of Restricted Common Stock, the 10% CPS, the 9.5% Notes, and the Warrants held by the Delaware Fund, for purposes of Rule 13(d) under the Act, Mr. Powers may be deemed to be the beneficial owner of the 34,966 shares of Restricted Common Stock held by the Delaware Fund and the (i) 10% CPS, (ii) 9.5% Notes and (iii) Warrants held by the Delaware Fund, which could be converted into and/or used to purchase up to 1,532,000 shares of Common Stock. Further, as Mr. Powers is also an officer of HVAM, because of Mr. Powers's relationship to the Cayman Fund through his position at HVAM, and because he could be deemed to share with HVAM, and with the director and other officer of HVAM voting and dispositive power of the shares of Restricted Common Stock, the 10% CPS, the 9.5% Notes, and the Warrants held by the Cayman Fund, for purposes of Rule 13(d) under the Act, Mr. Powers may be deemed to be the beneficial owner of the 34,966 shares of Restricted Common Stock held by the Cayman Fund and the (i) 10% CPS, (ii) 9.5% Notes and
(iii) Warrants held by the Cayman Fund, which could be converted into and/or used to purchase up to 1,532,000 shares of Common Stock.
Therefore, Mr. Powers may be deemed to be the aggregate beneficial owner of up to 3,136,932 shares of Common Stock, which amount constitutes 24.2% of the outstanding shares of Common Stock. Mr. Powers disclaims beneficial ownership of all shares of Common Stock, all shares of Restricted Common Stock, all 10% CPS, all 9.5% Notes and all Warrants held by other persons, as well as all shares of Common Stock into which the Notes and the 10% CPS could be converted and all shares of Common Stock which the Warrants could be used to purchase.

        (VI) As of June 6, 1997, Andrew M. Brown was no longer affiliated with any of the Delaware Fund, HVCC, the Cayman Fund, HVAM, Ernest P. Werlin or Peter
J. Powers. He may not be deemed to be the beneficial owner of any shares of Common Stock held by any Reporting Person, any shares of Restricted Common Stock held by any Reporting Person, any 10% CPS held by any Reporting Person, any 9.5% Notes held by any Reporting Person, any Warrants held by any Reporting Person, or any shares of Common Stock into which the Notes and the 10% CPS may be converted or which the Warrants may be used to purchase for purposes of Section 13 or any other purpose.

        (VII) Ernest P. Werlin beneficially holds 25,000 shares of Common Stock, which constitutes 0.25% of the outstanding shares of Common Stock. In addition, because Mr. Werlin is the sole stockholder, a director, and the President and Treasurer of HVCC, because of the relationship between HVCC and the Delaware Fund, as discussed in this Item 5, and because therefore Mr. Werlin may be deemed to share with HVCC and the other director and officer of HVCC voting and dispositive power over the shares of Restricted Common Stock, the 10% CPS, the 9.5% Notes and the Warrants held by the Delaware Fund, for purposes of Rule 13(d) under the Act, Mr. Werlin may be deemed to be the beneficial owner of the 34,966 shares of Restricted Common Stock held by the Delaware Fund and the (i) 10% CPS, (ii) 9.5% Notes and (iii) Warrants held by the Delaware Fund, which could be converted into and/or used to purchase up to 1,532,000 shares of Common Stock. Mr. Werlin is also the sole director, sole stockholder, and the President of HVAM. Because of the positions he holds at HVAM, because of his relationship to the Cayman Fund through his positions at HVAM, and because Mr. Werlin may be deemed to share with HVAM and with the other officer of HVAM voting and dispositive power over the shares of Restricted Common Stock, the 10% CPS, the 9.5% Notes and the Warrants held by the Cayman Fund, for purposes of Rule 13(d) under the Act, Mr. Werlin may be deemed to be the beneficial owner of the 34,966 shares of Restricted Common Stock held by the Cayman Fund and the (i) 10% CPS,
(ii) 9.5% Notes and (iii) Warrants held by the Cayman Fund, which could be converted into and/or used to purchase up to 1,532,000 shares of Common Stock. Therefore, Mr. Werlin may be deemed to be the aggregate beneficial owner of up to 3,158,932 shares of Common Stock, which amount constitutes 24.37% of the outstanding shares of Common Stock. Mr. Werlin disclaims beneficial ownership of all shares of Common Stock, all shares of Restricted Common Stock, all 10% CPS, all 9.5% Notes and all Warrants held by other persons, as well as all shares of Common Stock into which the Notes and the 10% CPS could be converted and all shares of Common Stock which the Warrants could be used to purchase.

               By reason of the relationships described in Item 2 and this Item 5 above, the Delaware Fund, HVCC, the Cayman Fund, HVAM, Mr. Werlin and Mr. Powers may be deemed to constitute a "group" within the meaning of Rule 13d-5 under the Act. Pursuant to Rule 13d-4 under the Act, neither the filing of this statement nor any of its contents shall be construed as an admission that any person named herein is, for purposes of Section 13(d) or 13(g) of the Act (or pursuant to Rule 16a-1(a)(1) thereunder), the beneficial owner of any shares of Common Stock, any shares of Restricted Common Stock, any 10% CPS, any 9.5% Notes, any Warrants, any shares of Common Stock into which the Notes and the 10% CPS could be converted, or any shares of Common Stock which the Warrants could be used to purchase held by other members of any such group. Additionally, each of the persons named herein disclaims membership in a group. Finally, as of June 6, 1997, Andrew M. Brown, who was included as a Reporting Person on the Original
Schedule 13D as a member of the Group, ceased to be

                                                             Page 14 of 15 Pages

associated with the Group and with each of the Delaware Fund, HVCC, the Cayman Fund, HVAM, Mr. Werlin and Mr. Powers and cannot be deemed to be the beneficial owner of any shares of Common Stock held by any Reporting Person, any shares of Restricted Common Stock held by any Reporting Person, any 10% CPS held by any Reporting Person, any 9.5% Notes held by any Reporting Person, any Warrants held by any Reporting Person, and any shares of Common Stock into which the Notes and the 10% CPS could be converted or which the Warrants could be used to purchase for purposes of Section 13 or for any other purpose.

Item 5 of the Original Schedule 13D is amended further by replacing part (c) therein with the following two paragraphs:

               (c) In an open market transaction on April 30, 1997, Peter J. Powers acquired 3,000 shares of Common Stock for $1.75 per share. In open market transactions on May 15, 1997, the Delaware Fund acquired and the Cayman Fund disposed of 50,000 shares of Common Stock for $1.6875 per share. In private placements on May 7, 1997, each of the Delaware Fund and the Cayman Fund purchased 75 9.5% Notes convertible to up to 214,286 shares of Common Stock for $1,000 per Note. In private placements on May 23, 1997, each of the Delaware Fund and the Cayman Fund purchased 100 9.5% Convertible Notes convertible to up to 285,714 shares of Common Stock for $1,000 per Note. On May 28, 1997, each of the Delaware Fund and the Cayman Fund received a dividend on the 10% CPS of 34,966 shares of Restricted Common Stock from the Issuer. As of June 5, 1997, except as discussed in this paragraph, no other transactions in shares of Common Stock, shares of Restricted Common Stock, 10% CPS, 9.5% Notes or Warrants were effected in the past 60 days by any of the Reporting Persons.

               In open market transactions on August 14, 1997, the Delaware Fund disposed of 15,000 shares of Common Stock and the Cayman Fund disposed of 5,000 shares of Common Stock for $1.25 per share. In open market transactions on August 15, 1997, the Delaware Fund disposed of 30,000 shares of Common Stock and the Cayman Fund disposed of 10,000 shares of Common Stock for $1.25 per share. In open market transactions on August 22, 1997, the Delaware Fund disposed of 97,500 shares of Common Stock and the Cayman Fund disposed of 27,500 shares of Common Stock for $1.25 per share. In an open market transaction on August 25, 1997, Mr. Werlin disposed of 20,000 shares of Common Stock for $1.3125 per share, and in an open market transaction on August 26, 1997, Mr. Werlin disposed of 25,000 shares of Common Stock for $1.1376 per share. Except as discussed in this paragraph, no other transactions in shares of Common Stock were effected in the past 60 days by any of the Reporting Persons.

Item 5 of the Original Schedule 13D is amended further by replacing part (e) therein with the following:

               (e)

               As of June 6, 1997, Andrew M. Brown may not be deemed to be a member of the Group consisting of the Delaware Fund, HVCC, the Cayman Fund, HVAM, Ernest P. Werlin and Peter J. Powers for purposes of Section 13 or for any other purpose, and as of June 6, 1997, Andrew M. Brown may not be deemed to be the beneficial owner of more than five percent of the shares of Common Stock in connection with any of the other Reporting Persons.

                                                             Page 15 of 15 Pages

                                   SIGNATURE

               After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  January 30, 1998


                             /s/ ERNEST P. WERLIN
                           ________________________
                                Ernest P. Werlin


                             /s/ ANDREW M. BROWN
                           ________________________
                                Andrew M. Brown*


                             /s/ PETER J. POWERS
                           ________________________
                                 Peter J. Powers

                          THE HIGH VIEW FUND, L.P.


                          By: High View Capital Corporation,
                               its general partner


                          By:  /s/ ERNEST P. WERLIN
                             __________________________
                                Ernest P. Werlin
                                President


                          HIGH VIEW CAPITAL CORPORATION


                          By:  /s/ ERNEST P. WERLIN
                             __________________________
                                Ernest P. Werlin
                                President


                          THE HIGH VIEW FUND


                          By:  /s/ CEDRIC L. CARROLL
                             __________________________
                                Cedric L. Carroll
                                Director


                          HIGH VIEW ASSET MANAGEMENT CORPORATION


                          By:  /s/ ERNEST P. WERLIN
                             __________________________
                                Ernest P. Werlin
                                President

* This Amendment No. 1 is being filed to reflect, among other things, the fact that as of June 6, 1997, Mr. Brown ceased to be associated or affiliated in any way with any other Reporting Person and may not be deemed to be a member of the Group making this filing for purposes of Section 13 or for any other purpose. Each of the Reporting Persons disclaims beneficial ownership of all shares of Common Stock, all shares of Restricted Common Stock, all 10% CPS, all 9.5% Notes and all Warrants held by other persons, as well as all shares of Common Stock into which the Notes and the 10% CPS could be converted and all shares of Common Stock which the Warrants could be used to purchase.